

May 8, 2012

<u>Via E-Mail</u>
Neil McMillan
Chief Executive Officer
Claude Resources, Inc.
224 4th Avenue South, Ste 200
Saskatoon, Saskatchewan
Canada S7K 5M5

  Re: **Claude Resources, Inc.**
    Form 40-F for Fiscal Year Ended December 31, 2011
    Filed April 2, 2012
    File No. 001-31956

Dear Mr. McMillan:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

           Sincerely,

           /s/Tia L. Jenkins

           Tia L. Jenkins
           Senior Assistant Chief Accountant
           Office of Beverages, Apparel and
           Mining